CUSIP No. 335834 107

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

First Northwest Bancorp
(Name of Issuer)
Common Stock
(Title of Class of Securities)
335834 107
(CUSIP Number)

Christopher J. Riffle, EVP/General Counsel and Corporate Secretary 105 West 8th Street, Port Angeles, WA 98362
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 31, 2019
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 335834 107

SCHEDULE 13G

1	NAMES OF REPORTING PERSONS First Northwest Bancorp Employee Stock Ownership Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ] (b) [X ]
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
820,874
	6	SHARED VOTING POWER
202,994
	7	SOLE DISPOSITIVE POWER
1,023,868
	8	SHARED DISPOSITIVE POWER
0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,023,868
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.50%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
EP

CUSIP No. 335834 107

Item 1.
(a)    Name of Issuer:
First Northwest Bancorp (“First Northwest”)
(b)    Address of Issuer’s Principal Executive Offices:
105 West 8th Street, Port Angeles, Washington 98362
Item 2.

(a)	Name of Person Filing:
First Northwest Bancorp Employee Stock Ownership Plan

(b)	Address of Principal Business Office or, If None, Residence:
105 West 8th Street, Port Angeles, Washington 98362

(c)	Citizenship:
United States

(d)	Title and Class of Securities:
Common Stock

(e)	CUSIP NO.:
335834 107

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[_] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	[_] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	[_] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	[_] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	[_] An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[X] An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[_] A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

CUSIP No. 335834 107

(h)	[_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_] A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	[_] Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.    Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,023,868
(b)    Percent of class: 9.5%
(c)    Number of shares as to which such person has:
(i)    Sole power to vote or to direct the vote: 820,874
(ii)    Shared power to vote or to direct the vote: 202,994
(iii)    Sole power to dispose or to direct the disposition of: 1,023,868
(iv)    Shared power to dispose or to direct the disposition of: 0
First Northwest Bancorp Employee Stock Ownership Plan (the “ESOP”) is a tax qualified employee stock ownership plan under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), with individual accounts for the accrued benefits of participating employees and their beneficiaries. The ESOP’s assets are held in trust by GreatBanc Trust Company, as plan trustee (the “Plan Trustee”). The number of shares listed as beneficially owned represents the entire number of shares of First Northwest common stock held by the Plan Trustee as of December 31, 2019. As of December 31, 2019, 202,994 shares of First Northwest common stock had been allocated to individual accounts established for participating employees and their beneficiaries, and 820,874 of such shares were held, unallocated, for allocation in future years. In general, participating employees and their beneficiaries have the power and authority to direct the voting of shares of First Northwest common stock allocated to their individual accounts. The ESOP, through the Plan Trustee, has shared voting power over unallocated First Northwest common stock. Any unallocated First Northwest common stock is generally required to be voted by the Plan Trustee in the same proportion as First Northwest common stock which has been allocated to Participants is directed to be voted. The ESOP, through the Plan Trustee, shares dispositive power over all unallocated First Northwest common stock held by the ESOP. The ESOP, acting through the Plan Trustee, shares dispositive power over allocated First

CUSIP No. 335834 107

Northwest common stock with participating employees and their beneficiaries, who have the right to determine whether First

Northwest common stock allocated to their respective accounts will be tendered in response to a tender offer but otherwise have no dispositive power. Any unallocated First Northwest common stock is generally required to be tendered by the Plan Trustee in the same proportion as First Northwest common stock which has been allocated to Participants is directed to be tendered. In limited circumstances, ERISA may confer upon the Plan Trustee the power and duty to control the voting and tendering of First Northwest common stock allocated to the accounts of participating employees and beneficiaries who fail to exercise their voting and/or tender rights. The ESOP disclaims voting power with respect to such allocated First Northwest common stock.
Item 5.    Ownership of five percent or less of a class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of more than five percent on behalf of another person. N/A

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person. N/A

Item 8.	Identification and classification of members of the group. N/A

Item 9.	Notice of dissolution of group. N/A

Item 10.	Certifications.

(a) The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 25, 2020                GREATBANC TRUST COMPANY, as Trustee of
FIRST NORTHWEST BANCORP
EMPLOYEE STOCK OWNERSHIP PLAN

By:     /s/ Julie A. Govreau
Name:    Julie A. Govreau
Title:    Senior Vice President & General Counsel